New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Julia K. Cowles

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2007 tel 650 752 3607 fax julia.cowles@davispolk.com

July 10, 2012

Re:	Second revised Preliminary Proxy Statement on Schedule 14A, Filed
July 9, 2012, File No. 001-12537

VIA EDGAR AND EMAIL

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20249

Attention:	Christina Chalk Edwin Kim

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed to the Company orally on July 10, 2012 regarding the above-referenced revised Preliminary Proxy Statement filed on June 9, 2012 by Quality Systems, Inc. (the “Company”).

Set forth below is a response to the Staff’s comment, as conveyed to the Company orally, based on information provided by the Company.

*********************

1.	Please supplementally advise the Staff how a shareholder of record would provide instructions to the Company in order to allocate votes. Similarly, please provide a detailed explanation about how a holder in street name would provide instructions in order to allocate votes.

Response: The Company supplementally advises the Staff that a registered shareholder may provide written instructions about how to allocate votes by parenthetically or otherwise marking the number of votes the shareholder wishes to allocate to particular nominees next to the name of the particular nominee on the proxy card or by enclosing, along with the proxy card, separate instructions to this

Christina Chalk Edwin Kim	2	July 10, 2012

effect. This mechanism is only available for registered shareholders who mail in their proxy card, and is not available for shareholders who grant a proxy using the telephone or internet, which do not support this function. Shareholders who hold shares in street name must contact their broker or other nominee (a “custodian”) using the contact information contained in the materials sent by the custodian to such shareholders for instructions on how to allocate votes. Each custodian has its own procedures and requirements in place, which may be vary and over which the Company has no control.

*********************

Christina Chalk Edwin Kim	3	July 10, 2012

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at (650) 752-2007.

Very truly yours,

/s/ Julia Cowles
Julia Cowles

cc:	James Sullivan, Quality Systems, Inc.

Thomas J. Crane, Rutan & Tucker